February 14, 2013

VIA EDGAR

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	KCAP Financial, Inc. – Registration Statement on Form N-2

(File Nos.: 333-185559; 814-00735)

Dear Ms. Stout:

Pursuant to the request of the staff of the Division of Investment Management, we have set forth below the understanding of KCAP Financial, Inc. (the “Company”) with respect to the summarized financial and other information of Katonah 2007-1 CLO Ltd. (“Katonah CLO”) required to be included in the filings made by the Company with the Securities and Exchange Commission (the “SEC”) in accordance with Rule 4-08(g) of Regulation S-X. In this regard, the Company will include the following information regarding Katonah CLO in its SEC filings to the extent required to do so by Rule 4-08(g) of Regulation S-X:

•	Schedule of investments for Katonah CLO as of the most recently completed fiscal year end that contains the following information for each portfolio investment held by Katonah CLO as of such date: the name of each portfolio company, a description of each portfolio company’s business and general information regarding each portfolio investment, including the seniority, security, maturity date, interest rate, principal amount and fair value of or for each portfolio investment, as applicable;

•	Schedule of investments for Katonah CLO as of any subsequent interim quarter end that contains the following information for each portfolio investment held by Katonah CLO as of such date: the name of each portfolio company, a description of each portfolio company’s business and general information regarding each portfolio investment, including the seniority, security, maturity date, interest rate and principal amount of or for each portfolio investment, as applicable;

•	Disclosure of whether the interest rates reflected in the above-referenced schedules of investments include any payment-in-kind interest and, if so, the percentage amount thereof;

•	Disclosure of whether any portfolio investment held by Katonah CLO was on non-accrual status as the dates of the above-referenced schedules of investments; and

•	Selected balance sheet and income statement information for Katonah CLO as of the most recently completed fiscal year end and any subsequent interim quarter end containing the line items therefor included in the final prospectus that the Company filed with the SEC on February 6, 2012.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas